================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )


                               VIRBAC CORPORATION
                       (Name of Subject Company (issuer))

                              VIRBAC S.A. - OFFEROR
            (Name of Filings Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    927649 10
                      (CUSIP Number of Class of Securities)

                                   Eric Maree
                             Chief Executive Officer
                                   Virbac S.A.
                             13 eme rue LID - BP 27
                           06511 Carros Cedex, France
                               011-33-4-9208-7214

                                 with a copy to:

                                David F. Freedman
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            Calculation of Filing Fee
================================================================================
       Transaction Valuation*                    Amount of Filing Fee
--------------------------------------  ----------------------------------------
              N/A                                       N/A
================================================================================

* Set forth the amount on which the filing fee is calculated an state how it was determined

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: None

                                Filing Party: N/A

                         Form or Registration No.: N/A

                                 Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE 13D

CUSIP No. 927649 10
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

         INTERLAB S.A.S
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                                         BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
       BENEFICIALLY              SHARED VOTING POWER                  13,613,808
         OWNED
--------------------------------------------------------------------------------
        BY EACH                  SOLE DISPOSITIVE POWER
       REPORTING
--------------------------------------------------------------------------------
        PERSON                   SHARED DISPOSITIVE POWER             13,613,808
         WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            13,613,808
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                              60.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 927649 10
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

         VIRBAC S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                                         BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                  13,613,808
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER             13,613,808
          WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            13,613,808
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                              60.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on behalf of Interlab S.A.S. ("Interlab") on April 5, 1999, as amended by Amendment No. 1 filed on May 16, 2005 and Amendment No. 2 included as part of the pre-commencement Schedule TO filed on December 13, 2005 by Interlab and Virbac S.A. ("Virbac S.A.") relating to shares of common stock, $0.01 par value per share (the "Common Stock"), of Virbac Corporation, a Delaware corporation (the "Company").

Item 4.           Purpose of Transaction

         Item 4 is hereby amended by the addition of the following information:

         On March 14, 2006, the Company announced that its Board of Directors had established a Special Committee consisting of Messrs Richard W. Pickert, Alec L. Poitevint II and Jean N. Willk, the Company's independent Directors, to review, evaluate and negotiate Virbac S.A.'s proposal made in its letter of December 12, 2005 and to make a recommendation to the Company's Board of Directors and/or its public stockholders as to whether to accept Virbac S.A.'s proposal or any other proposal made by Virbac S.A. and/or its affiliates to acquire the Company's shares held by public stockholders. Prior to its designation of the Special Committee of Independent Directors, at its meeting of February 28, 2006, the Company's Board of Directors reviewed the Company's director and officer liability insurance coverage. Following such review, at the request of the Company's independent directors, Virbac S.A. confirmed to the independent directors, by letter dated March 2, 2006, that if Virbac S.A. (i) completes a tender offer pursuant to which Virbac S.A. acquires direct or indirect beneficial ownership of at least 90% of the Company's Common Stock, followed by (ii) a merger of a direct or indirect subsidiary of Virbac S.A. into the Company, pursuant to which the Company becomes an indirect, wholly-owned subsidiary of Virbac S.A., Virbac S.A. will assure that the Company acquires "tail coverage" under its directors and officers liability insurance policies on the terms reviewed and approved by the Company's Board of Directors at the February 28, 2006 meeting.

         On July 11, 2006, Virbac S.A. announced that it had sent a letter to the Special Committee in which Virbac S.A. increased the proposed purchase price for its acquisition of the Common Stock not owned by Virbac S.A. and its subsidiaries from $4.15 to $4.85 per share (the "Revised Proposal"). In its letter and announcement, Virbac S.A. also confirmed that on June 13, 2006, the Special Committee had informed Virbac S.A. that the Special Committee would not recommend that the Company's stockholders accept an offer to purchase their shares at $4.15 per share, the price proposed in Virbac S.A.'s letter of December 12, 2005.

         In its letter and announcment, Virbac S.A. also stated that the Revised Proposal contemplates the same transaction as the December 2005 letter, i.e., a tender offer for all of the outstanding shares of the Company, subject to a nonwaivable condition that the shares tendered, together with the shares presently owned by Virbac S.A. and its subsidiaries, constitute at least 90% (ninety percent) of the outstanding shares of common stock of the Company, followed promptly by a merger of an indirect wholly owned U.S. subsidiary of Virbac S.A. into the Company. Non-tendering stockholders would receive the same cash price per share in the merger as the tender offer price. Like its original proposal, the Revised Proposal would not be subject to a financing condition.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

(a) On the date of this Schedule 13D (Amendment No. 3), Interlab is the record and beneficial owner of 13,613,808 shares of Common Stock, constituting approximately 60.1% of the outstanding Common Stock, such percentage beneficial ownership being based on 22,634,240 shares of Common Stock outstanding on June 15, 2006. As the owner of all of the outstanding share capital of Interlab, Virbac S.A. is also the beneficial owner of the Common Stock owned directly by Interlab.

         Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated October 16, 1998, by and among Agri-Nutrition, Virbac, S.A., Virbac, Inc., a Delaware corporation ("Virbac Inc."), and by addendum, Interlab, Virbac Inc. was merged with and into Agri-Nutrition with Agri-Nutrition the surviving corporation. Pursuant to the merger, Interlab received 12,580,918 shares of the Common Stock in respect of its shares of Virbac, Inc. (the "Merger Shares") and all of Interlab's shares of Virbac Inc. common stock were canceled. At the time of the merger, the Merger Shares represented approximately 58% of the issued and outstanding Common Stock. The Merger Agreement also provides that the Company shall issue to Interlab additional shares of Common Stock equal to the product of (a) the aggregate number of shares of Common Stock issued upon the exercise, subsequent to the Merger, of options to purchase Common Stock that were granted prior to the Merger and (b) 1.5. In accordance with this provision of the Merger Agreement, the Company has issued to Interlab, in addition to the original Merger Shares, a total of 1,032,890 shares of Common Stock, without the payment of additional consideration by Interlab. The most recent issuance pursuant to this provision of the Merger Agreement was 30,000 shares on June 7, 2006. The 13,613,308 shares beneficially owned by Virbac S.A. and Interlab do not include any additional shares of Common Stock that may become issuable to Interlab pursuant to the provisions of the Merger Agreement described in this
Item 5(a)).

         The following table sets forth information regarding beneficial ownership of Common Stock by the persons identified on Schedule 1.

                     Name                              No. of Shares
                     ----                              -------------

                  Eric Maree                              4,518(1)
                  Pierre Pages                           18,955(2)

--------------------
1. Includes 2,518 shares that are issued and outstanding and owned by Mr. Maree and 2,000 shares subject to currently exercisable options.
2. Includes 9,955 shares that are issued and outstanding and owned by Mr. Pages and 9,000 shares subject to currently exercisable options.

(b) Interlab and Virbac S.A. may be deemed to share voting power and dispositive power over the 13,613,308 shares of Common Stock beneficially owned by them.

(c) On January 9, 2006 and June 7, 2006, the Company issued 88,500 and 30,000 shares of Common Stock, respectively, to Interlab pursuant to the anti-dilution provisions of the Merger Agreement described in this Item 5(a), without payment of additional consideration by Interlab. Except as set forth in this Item 5(c), none of Interlab, Virbac S.A. or, to their knowledge, Investec or any of the individuals listed in Schedule I to the Schedule 13D (Amendment No. 2) filed December 13, 2005, has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D (Amendment No.3).

(d) Except as described in Item 2 of this Schedule 13D (Amendment No.3), no other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Interlab and Virbac S.A. To the knowledge of Interlab and Virbac S.A., no persons other than the persons named in the table set forth in Item 5(a) of this Schedule 13D (Amendment No. 3) have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock shown as beneficially owned by the persons in such table.

(e)      Not applicable.

Item 7.           Material to be Filed as Exhibits

         Item 7 is hereby amended by the addition of Exhibit Nos. 6, 7 and 8 below.

         Exhibit No.                        Exhibit
         -----------                        -------

             6 Letter dated March 2, 2006 from Virbac S.A. to the independent directors of the Company (filed herewith)

             7 Letter dated July 10, 2006 from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (filed herewith)

             8 English translation of Press Release issued by Virbac S.A. on July 11, 2006 (filed herewith)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2006
                                       INTERLAB S.A.S.


                                       By: /s/ ERIC MAREE
                                           -------------------------------------
                                           Name:  Eric Maree
                                           Title: Chief Executive Officer


                                       VIRBAC S.A.


                                       By: /s/ ERIC MAREE
                                           -------------------------------------
                                           Name:  Eric Maree
                                           Title: Chairman of the Management
                                                  Board

                                  EXHIBIT INDEX


         Exhibit No.                        Exhibit
         -----------                        -------

             6 Letter dated March 2, 2006 from Virbac S.A. to the independent directors of the Company (filed herewith)

             7 Letter dated July 10, 2006 from Virbac S.A. to the Special Committee of the Board of Directors of Virbac Corporation (filed herewith)

             8 English translation of Press Release issued by Virbac S.A. on July 11, 2006 (filed herewith)

                                                                       EXHIBIT 6

VIRBAC LOGO

Eric MAREE
President

                                                           Carros, March 2, 2006

Richard W. Pickert
Alec L. Poitevint, II
Jean N. Willk
As the Special Committee of
Independent Directors of
Virbac Corporation
3200 Meacham Blvd.
Fort Worth, TX 76137

Gentlemen:

In connection with your service as the members of the Special Committee of Independent Directors of Virbac Corporation (the "Company"), we confirm that if we complete (i) a tender offer pursuant to which Virbac S.A. acquires direct or indirect beneficial ownership of at least 90% of the Company's common stock, followed by (ii) a merger of a direct or indirect subsidiary of Virbac S.A. into the Company, pursuant to which the Company becomes an indirect, wholly-owned subsidiary of Virbac S.A., we will assure that the Company acquires "tail coverage" under its directors and officers liability insurance policies on the terms and subject to the conditions approved by the Company's Board of Directors at its meeting held February 28, 2006.


                                       Sincerely yours,


                                       By: /s/ ERIC MAREE
                                           -------------------------------------
                                           Eric Maree
                                           Chairman of the Management Board

                                                                       EXHIBIT 7

                           [LETTERHEAD OF VIRBAC S.A.]

July 10, 2006


Richard W. Pickert, Chairman
Alec L. Poitevint II
Jean N. Willk
As the Special Committee of
Independent Directors of
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137 USA

Gentlemen:

On December 12, 2005, Virbac S.A. sent a letter to the Board of Directors of Virbac Corporation ("Virbac Corp."), proposing to acquire the outstanding shares of common stock of Virbac Corp. not owned by Virbac S.A. or its subsidiaries at a cash purchase price of US$4.15 per share through an all-cash tender offer (the "Original Proposal"). Subsequent to that date, you have acted as the special committee of independent directors (the "Special Committee") of Virbac Corp. with a mandate to review, evaluate and negotiate the Original Proposal and to make a recommendation to Virbac Corp.'s Board of Directors and/or its public stockholders whether to accept the Original Proposal or any other proposal made by Virbac S.A.

On June 13, 2006, you informed Virbac S.A. that the Special Committee would not be willing to support the Original Proposal. We believe that the Original Proposal was fair to and in the best interest of Virbac Corp. and its public stockholders when made. However, in an effort to accommodate the views of the Special Committee, Virbac S.A. has decided to increase its proposed purchase price by 17% from $4.15 to $4.85 per share (the "Revised Proposal").

We want to emphasize that our proposal provides a premium-priced liquidity event at a fair and attractive price. We believe the Revised Proposal is a better alternative for Virbac Corp.'s public stockholders than continued public ownership of a thinly traded stock with no significant research coverage or analyst following. Since announcement of the Original Proposal, average daily trading volume for Virbac Corp. has remained low, and we note that trading volume has not increased significantly, if at all, since the Nasdaq relisting on May 8.

The Revised Proposal contemplates the same transaction as the Original Proposal, i.e., a tender offer for all of the outstanding shares of Virbac Corp., subject to a nonwaivable condition that the shares tendered, together with the shares presently owned by Virbac S.A. and its subsidiaries, constitute at least 90% (ninety percent) of the outstanding shares of common stock of Virbac Corp., followed promptly by a merger of an indirect wholly owned U.S. subsidiary of Virbac S.A. into Virbac Corp. Non-tendering stockholders would receive the same cash price per share in the merger as the tender offer price. Like the Original Proposal, the Revised Proposal would not be subject to a financing condition.

As we stated when we made the Original Proposal, Virbac S.A. is interested only in acquiring the publicly held shares of Virbac Corp. and we will not sell our stake in Virbac Corp.

Representatives of our financial and legal advisors are available to meet with the Special Committee and/or its advisors to respond to your comments on our Revised Proposal at your earliest convenience. At the same time, we reserve the right to withdraw this proposal at any time.

Very truly yours,

Virbac S.A.


By:     /s/ ERIC MAREE
        --------------------------------
Name:   Eric Maree
Title:  Chairman of the Management Board


cc:     Gregg H. Feinstein
        Gary W. Finger
        William P. O'Neill, Esq.

                                                                       EXHIBIT 8

                                 [VIRBAC LOGO]

                             For Immediate Release


    Virbac S.A. Increases Proposed Purchase for Outstanding Shares of Virbac
                  Corporation by 17% to US $ 4.85 Cash per Share


Carros Cedex, France - July 11, 2006 - Virbac S.A. (Euronext - Compartiment B/Code ISIN: FR0000031577) today announced that it has increased the purchase price of its proposal to acquire the outstanding shares of common stock of its US subsidiary, Virbac Corporation (Nasdaq - VBAC), not already owned by Virbac S.A. or its subsidiaries by 17% from US $4.15 to US $4.85 per share in cash.

The revised proposal was made in a letter dated July 10, 2006 to the Special Committee of Virbac Corporation's Board of directors (the "Special Committee"). The Special Committee was formed to review, evaluate and negotiate the original proposal and to make a recommendation to Virbac Corporation's Board of directors and/or its public stockholders whether to accept Virbac S.A.'s proposal. Virbac S.A.'s letter also noted that on June 13, 2006, the Special Committee had informed Virbac S.A. that the Special Committee would not be willing to support the original proposal of US$4.15 per share.

Virbac S.A. stated that its letter to the Special Committee said that while Virbac S.A. believes that the original proposal was fair to and in the best interest of Virbac Corporation and its public stockholders when made, Virbac S.A.'s decision to increase the proposed purchase price to $4.85 per share is made in an effort to accommodate the views of the Special Committee.

Virbac S.A. stated that its revised proposal contemplates the same transaction as the original proposal, i.e., a tender offer for all of the outstanding shares of Virbac Corporation, subject to a non-waivable condition that the shares tendered, together with the shares presently owned by Virbac S.A. and its affiliates, constitute at least 90% (ninety percent) of the outstanding shares of common stock of Virbac Corporation. If completed, the tender offer would be followed promptly by a merger of an indirect wholly owned U.S. subsidiary of Virbac S.A. into Virbac Corporation. Non-tendering stockholders would receive the same cash price per share in the merger as the tender offer price. Like the original proposal, the revised proposal would not be subject to a financing condition.

Virbac S.A. stated that it had informed the Special Committee that representatives of Virbac S.A.'s financial and legal advisors are available to meet with the Special Committee and/or its advisors to respond to comments on Virbac S.A.'s revised proposal at their earliest convenience. Virbac S.A. also stated that it reserves the right to withdraw the revised proposal at any time.

About Virbac S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,230 worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext
(R)) since 1985.

About Virbac Corporation:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R), Home Dental Care, the Allerdem line of dermatology products, IVERHART(TM) PLUS Flavored Chewables, and Preventic(R).

This press release is available on Virbac S.A.'s website at: www.virbac.com, and on the website of the Autorite des marches financiers at: www.amf-france.org.

Disclaimers

A TENDER OFFER FOR THE OUTSTANDING SHARES OF VIRBAC CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF VIRBAC CORPORATION SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF VIRBAC CORPORATION CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF VIRBAC CORPORATION MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING VIRBAC S.A. WHEN THE DOCUMENTS BECOME AVAILABLE.

No communication or information relating to the proposed tender offer of Virbac S.A. for the shares of Virbac Corporation not already held by Virbac S.A. (the "Offer") may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

                     VIRBAC: Passionate about Animal Health
              Euronext - Compartiment B / code ISIN : FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com

                            Contact: Michel GARAUDET
                             Chief Financial Officer